

Press release

Date Haarlem, The Netherlands, August 13, 2003



VNU DELIVERS CONTINUING ORGANIC GROWTH IN FIRST HALF OF 2003

- **Solid underlying cash earnings per share growth on a constant-currency basis***
- **Revenue growth for both Marketing Information and Media Measurement & Information groups in line with previous guidance**
- **Accelerated margin improvement for Media Measurement & Information group**
- **Advertising markets still under pressure**
- **Strong improvement in credit statistics expected for 2003**

Amounts x EUR 1 million	first half 2003	first half 2002	change %	change % at constant currencies
Cash earnings – earnings before goodwill charges and extraordinary items **	201	201	–	+ 15%
Cash earnings per share – earnings per share before goodwill charges and extraordinary items ** *x EUR 1*	0.80	0.82	-/- 2%	+ 12%
Total revenues	1,939	2,164	-/- 10%	+ 2%
Operating income	329	338	-/- 3%	+ 9%
Net earnings	103	93	+ 11%	+ 25%
Operating income as a percentage of total revenues	17.0%	15.6%	+ 140 basis points	

* *2003 actuals recalculated against 2002 currency exchange rates.*

** *Goodwill charges include normal goodwill amortization and possible charges based on impairment tests. There were no extraordinary items in 2002 and 2003.*

vnu

Press release

VNU, a leading information and media company, today reported its interim financial statement for the first six months of 2003. The company continued to deliver solid underlying results despite weak global economic conditions, with first-half organic growth led by strong performances from its Marketing Information, Media Measurement & Information and trade show businesses.

Rob van den Bergh, Chairman and CEO of VNU commented:
"VNU delivered healthy underlying growth, despite the weak global economy, as our clients and customers around the world continue to rely steadily on our broad range of value-added information products. The fundamental role we play in the marketplace remains strong.

On a reported basis, our results were negatively impacted by the strength of the euro relative to the US dollar (the euro appreciated on average 19%), but on a constant-currency basis, we maintained our growth momentum. Reported results were also impacted by investments in the future growth of our company. While these investments will have some impact on short-term margins, they are absolutely necessary to maintain our competitive advantage and position VNU for long-term momentum in the marketplace.

During the first half, our Marketing Information and Media Measurement & Information groups, in particular, delivered a solid underlying revenue growth, as demand remains strong for their must-have information. The strength of these businesses was somewhat offset by weakness in our Business Information segment, which is still suffering from the downturn in advertising markets worldwide.

I am convinced that with VNU's proprietary databases, together with our industry-specific knowledge and expertise, we are well positioned to provide our clients with additional insights and solutions that will drive new growth for VNU in the future and greatly enhance our bottom line. Only VNU has the unique set of marketing and media information assets that can be combined to provide greater value to the marketplace.

Outlook
The weak US dollar will have a significant negative impact on reported CEPS 2003 (cash earnings per share before goodwill amortization, impairment charges and extraordinary items). At constant-currencies for 2003 as a whole, we expect CEPS to increase between 6% and 9%-**. Furthermore significant sequential improvement in our credit statistics is expected in 2003."*

* *On a reported basis, CEPS 2003 is expected to decrease between - 7% and - 4% (for the second half of 2003 a US dollar rate of on average 1.13 has been applied).*

** *Excluding any bookgain or loss on possible future divestitures and/or possible reorganization*

vnu

Press release

FINANCIAL RESULTS

Development in cash earnings
Cash earnings - earnings before goodwill amortization, impairment charges and extraordinary items - remained stable in the first half of 2003 at EUR 201 million. However, at constant currencies, cash earnings would have been EUR 230 million, an increase of 15%.

Cash earnings per share declined by 2% to EUR 0.80 from EUR 0.82.
At constant currencies, cash earnings per share would have been EUR 0.92, an increase of 12%.

Net earnings increased 11% to EUR 103 million from EUR 93 million. The largest part of this increase was due to lower goodwill amortization, interest expenses and income taxes, partially offset by lower operating income and higher minority interests
The calculation of cash earnings (per share) is detailed as follows:

Amounts x EUR 1,000	**first half 2003**	**first half 2002**
Net earnings	103,164	92,824
Goodwill amortization in statement of earnings	100,307	107,695
Adjustment for goodwill amortization included in minority interests	(2,868)	–
Cash earnings	200,603	200,519
Dividend on preferred shares	(2,847)	(2,847)
Basis for calculation cash earnings per share	197,756	197,672
Amounts x EUR 1		
Cash earnings per share *	0.80	0.82
Cash earnings per share at constant currencies *	0.92	0.82
* Average number of common shares outstanding	248,346,307	240,372,256

Change in reporting of associates
As of the first half of 2003, in line with applicable accounting and reporting principles, we changed the presentation of the equity in net earnings of associates. Our share in the net earnings of associates - those in which we can exercise operating control and for which equity accounting on the basis of our accounting policies is applied - is now presented on a separate line in the statement of earnings.



Press release

Formerly we presented our share in operating income of associates separately as part of total operating income. In addition, our shares in goodwill amortization and impairment charges, interest income, interest expense, income taxes and extraordinary items of these associates were included in these respective categories. This change has no impact on reported figures such as total revenues, net earnings or cash earnings. First half 2002 figures have been restated accordingly.

To make a valid comparison of results possible, details of total operating income based on the former presentation are as follows:

Amounts x EUR 1,000	**first half 2003**	**first half 2002**
Operating income of subsidiaries	329,482	338,251
Equity in operating income of associates	6,293	9,341
Total operating income before goodwill amortization and impairment charges	335,775	347,592

Revenues and results

Due largely to the weakness of the US dollar versus the euro, total reported revenues decreased by 10% to EUR 1,939 million from EUR 2,164 million, and operating income decreased by 3% to EUR 329 million from EUR 338 million. Operating income also was negatively affected by higher pension costs and higher US medical insurance costs. At constant-currency exchange rates, total revenues would have amounted to EUR 2,205 million, or an increase of 2% versus 2002, and operating income would have been EUR 370 million, up 9% versus 2002.
Included in 2003 operating income were three items of an incidental nature, which on balance had a negative impact of EUR 2 million. These items include a software write-off in the Marketing Information group of EUR 8 million, a real estate provision of EUR 6 million, and a bookgain of EUR 12 million on the divestiture of our 35% interest in Independent Media Holding bv (the latter two items appear in "Other"). First half 2002 operating income also was negatively affected by EUR 7 million, representing a EUR 13 million charge for the Media Measurement & Information group and a one-time gain of EUR 6 million for the Business Information group.

Operating income expressed as a percentage of total revenues increased to 17.0%, up from 15.6% in 2002.

vnu

Press release

VNU's effective tax rate, adjusted for non tax-deductible goodwill amortization, amounted to 25% versus 30% in 2002. The decrease is mainly due to the release of a provision for tax exposures. Net interest charges decreased to EUR 70 million from EUR 82 million as a result of the reduction in net debt from EUR 3,526 million to EUR 3,373 million, as well as lower interest rates and the lower US dollar exchange rate.

Performance by Group

In the first half of 2003 and 2002, VNU's business groups generated the following total revenues and operating income (excluding operating income of associates):

Amounts x EUR 1 million	first half 2003		first half 2002	
	total revenues	operating income	total revenues	operating income
Marketing Information	889	70	989	95
Media Measurement & Information	464	97	529	83
Business Information	348	60	441	78
Directories	226	102	205	91
Other	12	–	–	(9)
Total	1,939	329	2,164	338

MARKETING INFORMATION

Amounts x EUR 1 million	first half 2003	first half 2002	change %	organic growth
Total revenues	889	989	-/- 10%	5%
Operating income	70	95	-/- 26%	-/- 11%

VNU Marketing Information is the industry leader in market research and contributes to its clients' success worldwide by providing a better understanding of their markets. ACNielsen, the largest business within this group, offers a variety of services in more than 100 countries, with the majority of its revenues generated by retail measurement of consumer product sales.

vnu

Press release

The Marketing Information group achieved 5% organic growth in total revenues in the first half of 2003. However, as a result of the weak US dollar, the group's reported total revenues decreased by 10% to EUR 889 million from EUR 989 million in 2002. ACNielsen's organic revenue growth amounted to 6%.

The group's operating income decreased by 26% to EUR 70 million from EUR 95 million, mainly due to the impact of the devalued US dollar. Income growth was also negatively impacted by product development costs and start-up expenses for the Procter & Gamble contract, which commenced in July 2003, as well as the previously mentioned increase in pension costs (see "Revenues and results"). In addition, ACNielsen decided to develop a new version of its Internet-based category management system - *Category Business Planner* - that will include significant enhancements over the current version. A decision was made to recognize a write-off of the capitalized software costs of the existing application in the amount of EUR 8 million.
As a result of the above mentioned items, the operating margin of the group in the first half of 2003 was 7.9% (compared with 9.6% in 2002).

In the Americas region, the group realized an increase in organic total revenues of more than 5%, driven by strong performances in the United States, Canada and Latin America.

Organic revenue growth in Europe/Emerging Markets and in Asia Pacific amounted to 5% and 2%, respectively. In Europe, operating efficiency was further improved as progress was made on the development of a shared service center to streamline transaction accounting and processing.

Marketing Information continued to explore strategic options for two units in Europe - ACNielsen's Customized Research services and Claritas Europe - including possible sale of the businesses.

For 2003 in total, we expect organic revenue growth for the Marketing Information group to be around 6% and operating margin approximately 12%, impacted by incidental factors and investments in future growth. For 2004 we are confident of reaching an operating margin of approximately 14%.

vnu

Press release

MEDIA MEASUREMENT & INFORMATION

Amounts x EUR 1 million	first half 2003	first half 2002	change %	organic growth
Total revenues	464	529	-/- 12%	+ 4%
Operating income	97	83	+ 17%	+ 44%

VNU is the global leader in media measurement, entertainment information and Internet measurement. Every day, thousands of companies around the world rely on the group's information and analytical tools to improve their business performance. Nielsen Media Research, the cornerstone of this group, is the world's leading provider of media measurement and related services.

Organic revenue growth amounted to 4% in the first half of 2003, largely driven by the performance of Nielsen Media Research in the United States. However, reported total revenues of this group decreased by 12% to EUR 464 million from EUR 529 million due to the weakness of the US dollar.

In spite of the lower US dollar, the group's operating income increased by 17% to EUR 97 million from EUR 83 million, due primarily to improved results from Nielsen Media Research in the United States and from NetRatings, VNU's 65%-owned Internet Measurement business.

Nielsen Media Research in the United States grew its organic revenues by 9% in the first half of 2003, due to continued strong demand for its TV ratings and related services. In February 2003, Nielsen Media Research reached a seven-year agreement with NBC to provide audience measurement services to all NBC's national and local television businesses in the United States. At that time Nielsen also announced plans to introduce Local People Meters in the top 10 US markets and to double the size of its National People Meter sample in the US by 2006. In July 2003, Nielsen announced a new agreement with Viacom/CBS, covering all of the company's television businesses, including broadcast and cable networks, syndicators and owned and operated TV stations.

Revenues and operating income declined slightly for Nielsen Media Research International due to overall softness in the global advertising economy. During the first half, Nielsen renewed a three-year contract to measure radio audiences in Australia, and announced plans to expand its TV ratings service in China to more than 100 local markets.

Results of VNU's 65%-owned Internet measurement business, NetRatings, improved significantly. Revenues grew at a double-digit rate, reflecting increased demand and improved business conditions, while operating income improved as a result of greater operating efficiencies and a favorable comparison with 2002, when the company recorded one-time charges totaling EUR 13 million related to restructuring measures and a settlement of patent litigation with Jupiter Media Metrix.

The Media Solutions division, which provides software, systems and tools for analyzing advertising data and planning media campaigns, showed low organic growth in the first half due to weak demand from its agency client base. The entertainment information division, which serves the motion-picture, home entertainment, music and publishing industries, was impacted by increased competition and an overall downturn in the music industry.

Operating margin of the group in the first half of 2003 amounted to 21.0% (compared with 15.7% in the first half of 2002).

For 2003 in total, organic revenue growth for the Media Measurement & Information group is expected to be between 5% and 6%. Operating margin is expected to reach at least 21% for 2003 as a whole (compared with 18% in 2002).

BUSINESS INFORMATION

Amounts x EUR 1 million	first half 2003	first half 2002	change %	organic growth
Total revenues	348	441	-/- 21%	-/- 8%
Operating income	60	78	-/- 23%	-/- 3%

VNU is one of the largest providers of integrated business-to-business information in the United States and Europe. Connecting customers in a variety of industries, we provide professional intelligence through printed trade magazines and annual directories, via the Internet and through direct personal contact at trade shows and related exhibitions and conferences.

Total revenues for the Business Information group declined 21% to EUR 348 million, from EUR 441 million, as the group continued to face lower advertising revenues among its trade periodicals due to weak economic conditions, especially in Europe. Revenues were also negatively impacted by the weak US dollar.

Advertising revenues decreased by 25% to EUR 155 million from EUR 207 million. Advertising sales now represent 8% of VNU's total revenues compared with 10% in the same period last year. In the first half of 2003 advertising revenues declined 22% in Europe and 9% in the United States (in constant currency).

For the second half, we expect that advertising revenues in the United States will bottom out, except for revenues connected with the music industry, which are expected to remain weak.

Demonstrating its recession-resilient character, the trade show business grew its organic revenues by 4% in the first half.

The group continued to benefit from ongoing cost-saving measures and margin improvement in the trade show business. The group's operating income decreased by 23% to EUR 60 million from EUR 78 million in 2002, and by 7% on a constant-currency basis. Excluding a one-time gain of EUR 6 million in the first half of 2002, and the currency effect, operating income in the United States was at the same level as in 2002 and was also flat in Europe. Trade shows comprise approximately 76% of the group's operating income.

Operating margin of the group amounted to 17.2% in the first half 2003 (compared with 17.6% in the first half 2002).

DIRECTORIES

Amounts x EUR 1 million	first half 2003	first half 2002	change %	change excluding Ghent book
Total revenues	226	205	+ 10%	+ 1%
Operating income	102	91	+ 11%	+ 1%

VNU World Directories produces business and residential telephone directories in print, CD-ROM, and on-line formats, and offers other information services. The Directories group is the market leader in each of the seven countries where it does business. The audience for these directories is highly attractive to local and national advertisers. Primary products include 'yellow pages' classified directories, 'white pages' alphabetical directories, business-to-business directories and neighborhood directories.



Press release

Total revenues of the group increased by 10% to EUR 226 million from EUR 205 million, and operating income increased by 11% to EUR 102 million from EUR 91 million, mainly as the result of the publication of the Ghent directory in Belgium in June, 2003, compared with last year's publication date in July. Excluding the Ghent book, organic revenue growth amounted to 1%. Results were also positively impacted by growing on-line revenues, which increased by 73% to EUR 17 million from EUR 10 million.

VNU World Directories accelerated the introduction of white pages in The Netherlands, and introduced Holland's first combined yellow/white-pages book in July 2003. Costs associated with this accelerated launch amount to some EUR 10 million for 2003 as a whole. The group's operating margin was 45.1% in the first half of 2003 (compared with 44.6% in 2002).

Full-year operating income, excluding the white-pages launch costs, is expected to be at the same level as in 2002.

Acquisitions and divestitures

VNU invested EUR 73 million for acquisitions in the first half of 2003. Included in this amount was a payment with respect to certain legacy tax liabilities of Nielsen Media Research which were in existence at the time of its acquisition by VNU.

As a result, Nielsen Media Research increased the cash amount of its earlier net payment, and VNU treated this additional amount as a post-acquisition payment, for which a provision was recorded at the date of acquisition.

During the first half of 2003, VNU divested its 35% interest in Independent Media Holding bv, which was part of the company's former Consumer Information group.

In July 2003, VNU announced it had reached an agreement to increase its interest in the Romanian directories company Pagini Aurii from 28% to 85% for USD 24 million.

Intangibles

The 2003 half-yearly financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as a determination of the amortization and impairment charges as used in the financial statements from previous three years. In accordance with Dutch accounting guidelines, all intangible fixed assets are to be amortized as of 2001. By comparison, in the United States, the current accounting standard no longer permits goodwill amortization as of 2002 unless it relates to annual impairment tests. Also in 2001, the International Accounting Standards Board (IASB) initiated the 'Business Combinations' project, which is expected to lead to a convergence of the International Accounting Standards with the

vnu

Press release

The IASB issued a draft standard in December 2002. An accepted standard is expected to be issued in the first half of 2004. Considering the above-mentioned developments, VNU decided to maintain its current accounting principles for 2003, because we believe that changes in our intangibles policy in consecutive years will not improve the reader's insight into our financial statements.

Following the Dutch guidelines in the first half of 2003 would have led to additional amortization of publishing rights of EUR 53 million, which also would have entailed longer terms of amortization than 20 years in accordance with our current goodwill amortization policy. This item has no impact on cash earnings per share, which is the most important benchmark used by VNU.

In the first half of 2003, VNU carried out impairment tests on its publishing rights and goodwill. This did not result in any impairment charge.

Finances

In May 2003, VNU placed GBP 250 million of Sterling securities, which are structured as a 7-year Sterling bond with a coupon of 5.625% per annum. The notes are senior unsecured securities, issued under VNU's Euro Medium Term Note Program. The proceeds are to be used to refinance existing debt and for general corporate purposes.

Credit statistics improved strongly as discussed below.
At June 30, 2003, total interest-bearing debt amounted to EUR 3,824 million, of which EUR 492 million is subordinated. Short-term debt decreased by some 33% from EUR 374 million at the end of 2002 to EUR 249 million, which is well below the total of EUR 740 million of unused, committed stand-by credit arrangements. At June 30, 2003, cash and cash equivalents amounted to EUR 451 million, resulting in a net debt position of EUR 3,373 million, down from EUR 3,526 million at the end of 2002.

In the first half of 2003 net interest expense decreased substantially to EUR 70 million from EUR 82 million.

We expect the interest coverage ratio to amount to 6.0 or higher in 2003. This ratio amounted to 5.6 in 2002. A minimum covenant ratio of 3.0 has been agreed upon with our lenders.

VNU reduced the amount of outstanding convertibles due in 2006, with approximately EUR 100 million by buying these convertibles back in the market during the first half of 2003.

In the first half of 2003, capital expenditures amounted to EUR 71 million, compared with EUR 84 million during the 2002 first half. For full year 2003, we expect capital expenditure to be between EUR 200 million to EUR 220 million.

Interim Dividend

For the financial year 2003, VNU will pay an interim dividend of EUR 0.12 per common share, unchanged from the 2002 interim dividend. Shareholders may elect to receive the interim dividend in common shares.

The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares.

The value of the interim dividend in shares will approximate as closely as possible the value of the interim cash dividend. For the 7% preferred shares, an interim dividend of EUR 0.64 will be paid.

The interim dividend on common shares, which is not indicative of the amount of our final dividend, and the interim dividend on preferred shares, will be payable on August 27, 2003.

Forward Looking Statements

This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.
Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Further information

On Wednesday, August 13, 2003, at 1.30 p.m. (CET), a meeting will be held for investors and analysts in Amsterdam, The Netherlands. The meeting will be conducted in English and will be broadcast live via an audio-visual webcast on VNU's corporate website, *www.vnu.com*. Later that same day, at 4.00 p.m. (CET), a conference call for investors will be held. An audiotape of this conference call will be available up to 48 hours after the event. For more information, please contact Paul Scott of Taylor Rafferty Associates, at telephone +44 207 936 04 00. The conference call may also be heard on VNU's corporate website, *www.vnu.com*. On December 16, 2003, VNU will publish a Trading Statement, which includes preliminary information about VNU's financial performance in the second half of 2003. The 2003 yearly figures will be published on March 10, 2004.

vnu

CONSOLIDATED BALANCE SHEET

Amounts x EUR 1,000

	June 30 2003	December 31 2002	June 30 2002
Fixed assets			
Intangible assets	7,655,040	8,199,748	8,757,068
Property, plant and equipment	495,596	522,353	496,403
Long-term financial assets	138,374	126,020	156,476
	8,289,010	8,848,121	9,409,947
Current assets			
Inventories	71,846	62,353	74,606
Accounts receivable and other current assets	1,238,042	1,281,983	1,411,459
Cash and cash equivalents	450,694	524,515	513,412
	1,760,582	1,868,851	1,999,477
Current liabilities	1,522,437	1,913,779	1,980,342
Working capital	238,145	(44,928)	19,135
Capital to be financed	8,527,155	8,803,193	9,429,082
Non-current liabilities			
Debenture loans and private placements	3,082,592	3,183,977	3,499,093
Other long-term liabilities	67,134	102,886	179,392
	3,149,726	3,286,863	3,678,485
Subordinated loans	491,882	491,882	491,882
Provisions for liabilities and charges	429,606	331,881	268,368
Minority interests	91,100	105,343	91,070
Shareholders' equity			
Capital stock	52,601	52,195	52,085
Additional paid-in capital	2,334,851	2,335,360	2,335,849
Retained earnings	1,874,225	2,029,998	2,418,519
Unappropriated net earnings	103,164	169,671	92,824
	4,364,841	4,587,224	4,899,277
Financing capital	8,527,155	8,803,193	9,429,082

The interim figures included in this report are unaudited.



Extraordinary items before income taxes	–	–	–
Income taxes	–	–	–
Extraordinary items after income taxes	–	–	–
Net earnings	103,164	92,824	169,671

Per common share
Amounts x EUR 1

Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	0.80	0.82	1.83
Earnings before extraordinary items	0.40	0.37	0.67
Net earnings	0.40	0.37	0.67

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are the following:

Amounts x EUR 1 million	**first half 2003**	**first half 2002**
Balance at January 1	4,587	4,995
Issuance of new shares	–	260
Foreign currency rate differences	(271)	(392)
Final dividends paid in cash	(60)	(51)
Net earnings current financial year	103	93
Other changes	6	(6)
Balance at June 30	4,365	4,899



Acquisition of subsidiaries and associates	(72,666)		(291,014)		(326,248)	
Divestiture of subsidiaries and associates	22,825		13,723		16,985	
Net investments in property, plant and equipment	(71,384)		(84,378)		(197,917)	
Net investments in long-term financial assets	(2,785)		(6,078)		(7,417)	
Cash flows from investment activities		(124,010)		(367,747)		(514,597)
Proceeds from long- and short-term debt	415,834		414,371		635,256	
Repayment of long- and short-term debt	(425,089)		(528,058)		(992,795)	
Proceeds from share issuance	–		259,992		259,922	
Dividends paid	(59,663)		(51,424)		(72,510)	
Cash flows from financing activities		(68,918)		94,881		(170,127)
Net cash flows		(40,092)		(58,762)		(59,915)
Foreign currency translation differences and other changes		(33,729)		(51,465)		(39,209)
Changes in cash and cash equivalents		(73,821)		(110,227)		(99,124)
Cash flows from operating activities	152,836		214,104		624,809	
Net investments in property, plant and equipment	(71,384)		(84,378)		(197,917)	
Free cash flows before dividends paid		81,452		129,726		426,892
Dividends paid		(59,663)		(51,424)		(72,510)
Free cash flows		21,789		78,302		354,382